Filed pursuant to Rule 424(b)(3)

Registration No. 333-262728

IMPORTANT NOTICE

ProShares VIX Mid-Term Futures ETF (VIXM)

ProShares Ultra Bloomberg Natural Gas (BOIL)

ProShares UltraShort Bloomberg Natural Gas (KOLD)

ProShares UltraShort Silver (ZSL)

ProShares UltraShort Gold (GLL)

ProShares UltraShort Australian Dollar (CROC)

ProShares Ultra Euro (ULE)

ProShares Short Euro (EUFX)

ProShares UltraShort Euro (EUO)

ProShares Ultra Yen (YCL)

ProShares UltraShort Yen (YCS)

(each, a “Fund”, and together, the “Funds”)

Supplement dated March 11, 2022

to each Fund’s Prospectus and Disclosure Document

dated February 23, 2022

The Prospectus and Disclosure Document for each Fund is hereby revised to reflect that:

Planned liquidation of ProShares UltraShort Australian Dollar and ProShares Short Euro. On March 10, 2022, ProShares Capital Management LLC announced that it plans to close and liquidate ProShares UltraShort Australian Dollar (ticker symbol: CROC) and ProShares Short Euro (ticker symbol: EUFX). Each Fund trades on NYSE Arca.

The last day the Funds will accept creation orders is May 2, 2022. Trading in each Fund will be suspended prior to market open on May 3, 2022. Proceeds of the liquidation are currently scheduled to be sent to shareholders on or about May 17, 2022 (the “Distribution Date”).

Shareholders may sell their shares of a Fund (subject to any applicable brokerage or transaction costs) until the market close on May 2, 2022. From May 3, 2022 through the Distribution Date, shares of the Funds will not be traded on NYSE Arca and there will not be a secondary market for their shares. During this period, each Fund will be in the process of liquidating its portfolio and will not be managed in accordance with its investment objective.

Any shareholders remaining in a Fund on the Distribution Date will automatically have their shares redeemed for cash at the current net asset value. These cash distributions are taxable events. Shareholders should consult their tax advisor about any potential tax consequences.

New Portfolio Manager. Effective March 11, 2022, all references to Benjamin McAbee in the Prospectus are deleted. The following information is added to the “Executive Officers of the Trust and Principals and Significant Employees of the Sponsor” section of the Prospectus:

Name	Position
George Banian	Portfolio Manager and Associated Person of the Sponsor

George Banian, Principal of the Sponsor since March 11, 2022, has served as a registered associated person and an NFA associate member of the Sponsor since March 11, 2022, and a Portfolio Manager of the Sponsor since March 11, 2022. In these roles, Mr. Banian’s responsibilities include day-to-day portfolio management of certain series of the Trust. Mr. Banian also serves as a Portfolio Manager of PSA since February 2022, Associate Portfolio Manager of PSA from August 2016 to February 2022, Senior Portfolio Analyst of PSA from December 2010 to August 2016, and Portfolio Analyst of PSA from December 2007 to December 2010. In addition, Mr. Banian served as a Portfolio Manager of PFA since February 2022, and an Associate Portfolio Manager of PFA from July 2021 to February 2022.

These securities have not been approved or disapproved by the United States Securities and Exchange Commission (the “SEC”) or any state securities commission nor has the SEC or any state securities commission passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

NEITHER THE TRUST NOR ANY FUND IS A MUTUAL FUND OR ANY OTHER TYPE OF INVESTMENT COMPANY AS DEFINED IN THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, AND NEITHER IS SUBJECT TO REGULATION THEREUNDER.

THE COMMODITY FUTURES TRADING COMMISSION HAS NOT PASSED UPON THE MERITS OF PARTICIPATING IN THIS POOL NOR HAS THE COMMISSION PASSED ON THE ADEQUACY OR ACCURACY OF THIS DISCLOSURE DOCUMENT.

Please retain this supplement for future reference.